No Act
PE 1/11/11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





11006036

March 14, 2011



Received SEC
MAR 14 2011
Washington, DC 20549

Sarah J. Kilgore
Associate General Counsel
The Western Union Company
12500 E. Belford Ave., M21A2
Englewood, CO 80112

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-14-11

Re: The Western Union Company
Incoming letter dated January 11, 2011

Dear Ms. Kilgore:

This is in response to your letter dated January 11, 2011 concerning the shareholder proposal submitted to Western Union by the NorthStar Asset Management Funded Pension Plan. We also have received a letter on the proponent's behalf dated February 4, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerelv.

Gregory S. Belliston
Special Counsel

Enclosures

cc: Sanford J. Lewis
PO Box 231
Amherst, MA 01004-0231

March 14, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Western Union Company
Incoming letter dated January 11, 2011

The proposal requests that Western Union establish a risk committee on its board of directors and states that the committee should periodically report to shareholders the company's approach to monitoring and control of potentially material risk exposures, including those identified in Western Union's Form 10-K. The proposal also recommends that the reports describe how "an identified risk category (e.g. risks to customer base, fee structure, community and customer good will, growing competition) is being addressed."

There appears to be some basis for your view that Western Union may exclude the proposal under rule 14a-8(i)(7), as relating to Western Union's ordinary business operations. We note that although the proposal requests the establishment of a risk committee, which is a matter that focuses on the board's role in the oversight of Western Union's management of risk, the proposal also requests a report that describes how Western Union monitors and controls particular risks. We note that the underlying subject matters of these risks appear to involve ordinary business matters. Accordingly, we will not recommend enforcement action to the Commission if Western Union omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Western Union relies.

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 4, 2011

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to the Western Union to Establish a Board of Directors Risk Committee, submitted by NorthStar Asset Management Funded Pension Plan

Ladies and Gentlemen:

NorthStar Asset Management Funded Pension Plan (the "Proponent") is the beneficial owner of common stock of the Western Union Company (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated January 11, 2011, sent to the Securities and Exchange Commission Staff (the "Staff") by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2011 proxy statement by virtue of Rule14a-8(i)(7), or alternatively, that it must be revised pursuant to Rule 14a-8(i)(3).

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the aforementioned Rules, it is our opinion that the Proposal must be included in the Company's 2011 proxy materials and that it is not excludable by virtue of Rule 14a-8(i)(7). We are open to revising the Proposal, as requested by the Company, to address language highlighted by the company under Rule 14a-8(i)(3).

Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being e-mailed concurrently to Sarah Kilgore, Associate General Counsel, the Western Union Company.

SUMMARY

The Proposal, in its resolved clause, asks the company to "establish a risk committee of the Board of Directors, for oversight of risk management. Such committee should periodically report to shareholders, omitting confidential information and at reasonable cost, describing the company's approach to monitoring and control of potentially material risk exposures, including those identified in the 10K." The supporting statement further recommends that in reporting on the company's approach to risk management, the risk committee should describe concisely whether an identified risk category is being addressed through risk avoidance, reduction, sharing or acceptance.

The Company asserts that the resolution is excludable as focusing on ordinary business. However, proposals of this kind were encouraged under Staff Legal Bulletin 14E, which stated that board oversight of risk could itself be a significant public policy issue which transcends

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

ordinary business.

Further, there is a clear nexus of the public policy issue to the company, and the Proposal does not micromanage the Company or Board in a manner that would render the resolution excludable.

The Company also asserts that the Proposal contains false and misleading information, and therefore requests that if the Proposal is not found to be excludable, a portion of the Proposal be removed. The Proponent is willing to revise the Proposal as suggested by the Company.

For convenience of the Staff, the text of the full Proposal is attached as Exhibit A.

ANALYSIS

1. **The Proposal is not excludable as relating to Western Union's ordinary business operations because it addresses a significant policy issue (risk oversight) and it does not micromanage.**

The Company argues that the Proposal violates 14a-8(i)(7) because it pertains to matters directly relating to Western Union's ordinary business operations. The Company makes two arguments in this regard. First, the Company asserts that the oversight of risks is an ordinary business matter, because of the scale of the company and the many risks that the Company faces. Secondly, the Company asserts that allocation of responsibilities for risk oversight between board committees is a matter of ordinary business, because the Company is in the best position to assess which Committees are appropriate to address risk. Neither argument holds any water when considered against the rationale and content of Staff Legal Bulletin 14E.

a. Staff Legal Bulletin 14E is directly applicable to nonexclusion of the current Proposal.

In Staff Legal Bulletin 14E, October 27, 2009, the Staff reversed its prior position that treated as excludable ordinary business all resolutions relating to "risk evaluation." Under the new Staff policy, if the subject matter of the resolution relates to a significant social policy issue, then the fact that the resolution asks for evaluation of risks will not be a basis for exclusion. **The issue of risk governance was also identified as a significant policy issue.** The bulletin stated:

> In addition, we note that there is widespread recognition that the board's role in the oversight of a company's management of risk is a significant policy matter regarding the governance of the corporation. In light of this recognition, a proposal that focuses on the board's role in the oversight of a company's management of risk may transcend the day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote.

The Company acknowledges that Staff Legal Bulletin 14E had established the principle that "the board's role in the oversight of a company's management of risk," could itself be a transcendent social policy issue precluding exclusion. The Company attempts to assert that as such the current Proposal goes beyond "whatever is contemplated" by SLB 14E, apparently either because the Proposal defines the scope of the proposed Board Committee's oversight or because it requires the committee to report periodically to shareholders.

The Company's first argument is that the Proposal is "not a Proposal which merely seeks changes to the organization of the Board of Directors." Nowhere in the SLB does it state that a proposal on risk governance by a Board must "merely seek changes to the organization of the Board of Directors," as the company seems to argue. To the contrary, the quoted language from SLB 14E implies that a Proposal which "focuses on the board's role regarding oversight of risk," can be a significant policy matter. It is not restrictive regarding the scope or approach such a proposal would take.

Viewing the SLB language in the context in which it was written, it is apparent that defining the scope of a board committee's oversight, and ensuring accountability to the shareholders, would be precisely the kinds of governance approach that one would anticipate in such proposals.

At the time of the Staff Legal Bulletin, Sen. Charles Schumer had pending legislation, the "Shareholder Bill of Rights Act," which would, among other things, require every registrant to "establish a risk committee, comprised entirely of independent directors, which shall be responsible for the establishment and evaluation of the risk management practices of the issuer."

The conceptual framework of the Proposal entails allocating responsibilities regarding risk oversight to the Board, and also establishing accountability of the board to others, including shareholders. There is certainly a transparency element to this Proposal, and as such it is squarely within the common understanding of risk governance.

The company goes on to assert that the "allocation of duties between committees is an item of ordinary business for Western Union," even though this was precisely the public policy issue core to the debate in the Schumer Bill, namely, whether registrants should establish a separate risk committee. As a topic of public controversy, it takes the resolution out of mundane, excludable ordinary business considerations. The issue of whether boards of directors should establish separate risk committees continues to garner debate and discussion. For instance, a recent post from the publication Board Member discusses how audit committees and risk committees have fundamentally different orientations, with Audit Committee tending towards a "control and verification function" while a Risk Committee, properly formed, "brings a strategic perspective to the discussion of risk."[1] The implication seems to be that if a firm wants a more strategic approach to risk, it may need the benefit of a separate Risk Committee.

Similarly, Nixon Peabody published an article on "The Role and Construction of Risk Committees," August 11, 2011[2], which discusses how a risk committee can best be configured to

[1] http://www.boardmember.com/Audit-Committees-Monitor-Control-Functions-Risk-Committees-Provide-Oversight-of-a-Strategic-Function.aspx?utm_source=feedburner&utm_medium=feed&utm_campaign=Feed%3A+latest-content+%28Recently+Posted+-+Boardmember.com%29

[2] http://nhdd.com/publications_detail3.asp?ID=3440&NLID=13

avoid duplication of efforts and ensure its maximum effectiveness. The article details a number of considerations that could lead a board to conclude that a separate risk committee should be established, including:

- Setting the tone for a corporate culture of risk management;
- Increasing the overall level of Enterprise Risk Management;
- Additional expertise in managing operational risks;
- Additional devotion to risk oversight without significantly increasing responsibilities of the entire board;
- Having directors maintain a continuous view of risks;
- Increasing communication processes regarding risks.

These are relevant considerations for a board making the decision to have a separate risk committee, they are also germane to shareholder deliberation on this important question. And these considerations have societal implications for how well risk is managed by companies throughout the financial system, and especially financial sector companies like Western Union.

There are many examples of shareholder proposals which have sought to allocate particular issues to a newly established board committee, and which have not been found by the Staff to be excludable as a matter of ordinary business. See, for instance, *Pulte Homes, Inc.* (February 27, 2008) requesting that the board establish a committee of outside directors to oversee the development and enforcement of policies and procedures to ensure that the loan terms and underwriting standards of nontraditional mortgage loans are consistent with prudent lending practices; *Bank of America* (February 29, 2008) seeking to amend the by-laws to establish a board committee to review the implications of company policies for human rights of individuals in the U.S. and worldwide.

The public policy debate regarding board level oversight of risk has focused heavily on the arguments for moving risk oversight out of Audit committees, which is exactly the issue at Western Union. Although the Company makes much of the fact that the Audit committee addresses risk consistent with New York Stock Exchange rules, the Exchange and even the auditing community have made it clear that the jobs of the audit committee are very demanding and that the issues of risk governance need not be confined to this one committee. The New York Stock Exchange rules include in the long list of tasks assigned to the audit committee to "discuss policies with respect to risk assessment and risk management." However in the commentary to the rule, the Exchange notes:

> "Many companies, particularly financial companies, manage and assess their risk through mechanisms other than the audit committee. The processes these companies have in place should be reviewed in a general manner by the audit committee, but they need not be replaced by the audit committee." (emphasis added)

The KPMG Audit Committee Institute has implied that **the current placement of the demanding job of risk oversight in board audit committees seems to be misplaced**. In its list of "Ten To-Do's for Audit Committees in 2010" one of the 10 points is:

> Rethink the audit committee's role in risk oversight-with an eye to narrowing the scope. The tremendous focus on risk today-and the SEC's new rules requiring disclosures about the board's role in risk oversight-is an opportunity for the board to reassess the role of the audit committee (and the full board and the other standing committees) in overseeing risk. Does the audit committee have the expertise and time to deal with strategic, operational, and other risks? Is the expertise of other board members being leveraged? Audit committees already have a lot on their plates with oversight of financial reporting risks.

Within the community of board directors themselves, there is growing diversity of opinion about whether to split audit and risk oversight into separate committees. A series of confidential interviews conduction by Spencer Stuart with audit and risk committee chairs of leading multinationals delves into this in depth in a 2010 article.[3] One director said that the more a business is dependent upon proactive taking of risk in a dynamic way, the more likely it is better served by a risk committee separate from audit.

There is good reason to believe that Western Union is a candidate for a separate board committee on risk governance. As noted in the resolution the Company currently relies on the Audit Committee to oversee nearly 40 different committee duties including appointing the accounting firm to independently audit the Company and managing that firm's services, reports, and procedures, assessing the qualifications of the independent audit firm, its lead audit partners and team, assuring that the Securities and Exchange Act of 1934 has not been violated, and confirming the accuracy of the Company's internal accounting procedures. In addition to these vast responsibilities, the Audit Committee is currently also charged with risk oversight.

It is reasonable and appropriate in light of the recent financial crisis for shareholders to probe the management of risks by the Company, and to encourage the Board to establish a separate governance process to ensure more priority to oversight of risks.[4]

b. The Proposal does not micromanage.

Some of the Company's arguments seem to imply that the Proposal micromanages the activities of the Board or management. Under Rule 14a-8(i)(7), the Commission has indicated that shareholders, as a group, are not in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." The present Proposal does not micromanage action by the Board or by the Company.

---

[3] **http://www.spencerstuart.com/research/articles/1471/**

[4] Notably, the company did not argue that the Proposal is "substantially implemented" by the work of the Audit Committee. It is quite apparent from the Company response that the current shareholder proposal seeks a Committee to engage in more rigorous oversight of risk, and certainly with greater accountability to shareholders, than is addressed by the Audit committee.

The current Proposal steers clear of requiring the proposed Board Committee to meddle in the management of risk within the firm, clearly describing an oversight level of responsibilities for the Board. The fact that it talks about overseeing "potentially material risks" does not micromanage this oversight responsibility. The Proposal does not say that the board should manage "potentially material risks" but only "the company's approach to monitoring and control of potentially material risk exposures, including those identified in the 10-K."

The Company's own Risk Factors report in its 10-K for 2009 is full of dozens of references to risks which are "potential" or which involve situations which "may" come to fruition. The use of the language "potentially material" should be understood in the context of that Risk Factors Report. The reasonable interpretation of the Proposal is that it requires the Board Committee, once constituted, to review the various risks listed in the Form 10-K and to review and report on the manner in which the company is approaching each of those items. The Proposal thus seeks to prescribe a breadth of board oversight, without micromanaging the depth to which the board must go in its conversations with management.

Under Staff Legal Bulletin 14E in particular, reference to "potential" risks should not render a proposal excludable, since the essence of risk management is assessing issues that involve a level of uncertainty regarding their probabilities. See, for instance, *Chesapeake Energy Corporation* (April 13, 2010), seeking reporting on "potential material risks to the company due to environmental concerns regarding" hydraulic fracturing in natural gas extraction, and found not excludable by the staff under ordinary business and other asserted rules.

This oversight level set of responsibilities requested by the Proposal is reinforced by the supporting statement, which suggests a categorical approach to the Committee report that would "describe concisely whether an identified risk category (e.g. risks to customer base, fee structure, community and customer good will, growing competition) is being addressed through risk avoidance, reduction, sharing (such as insurance) or acceptance." This reflects the specific approach for Enterprise Risk Management specified by the Committee Of Sponsoring Organizations (Treadway Commission) guidelines on risk management[5], which provide that there are four principal mechanisms for management of risk risk avoidance, reduction, sharing (such as insurance) or acceptance. The Proposal would give shareholders a better handle on how the Board is overseeing and the management is addressing the largest risks faced by the company by clarifying for investors which mechanisms for management of each risk category are being deployed. The Proposal does not suggest a "minute" level of disclosure by the Board reports but rather categorical discussion of how each risk is addressed.

c. There is a nexus of the social policy issue to the Company.

---

[5] The Committee of Sponsoring Organizations of the Treadway Commission (COSO) published in 2004 the state-of-the-art guidance on Enterprise Risk Management, known as the "Enterprise Risk Management—Integrated Framework." The Committee is comprised of representatives of the American Accounting Association, American Institute of Certified Public Accountants, the Institute of Internal Auditors, Financial Executives International and Institute of Management Accountants.

As a financial sector company, the issue of risk management and oversight is a high profile policy issue which continues to garner societal concern. The Proposal's supporting language detailed the array of sometimes rapidly changing risks facing the Company:

Our Company's SEC form10-K issued February 2010 identified a multitude of risks to shareholders, including:

- Deterioration of consumer confidence in our business providers;
- Consumer advocacy groups or governmental agencies could identify our migrant customers as disadvantaged and entitled to protection, enhanced consumer disclosure, or other different treatment;
- Poor economic and global financial conditions could result in fewer customers making payments to billers;
- Interruptions in migration patterns and declines in job opportunities for migrants will reduce money transfers initiated;
- Our customers tend to have jobs that are more significantly impacted by current economic condition;
- Competition may increase from other money transfer providers, including where exclusive arrangements for Western Union agents are terminated. Certain institutions and NGOs advocate against these exclusive arrangements. So far, several countries (in Commonwealth of Independent States, Africa and South Asia) prohibit exclusive arrangements with money transfer agents in those countries.

As risks in its sector are quickly changing, it is appropriate for shareholders to request that a risk committee be established to ensure adequate oversight and to expand risk accountability to the share owners. Western Union has a clear nexus to the broader public policy issue – a lack of adequate board level engagement and accountability on risk issues by financial sector companies, which many believe contributed to the financial crisis of recent years.

2. **The proponent is willing to modify the wording of the Proposal to address the Company's concerns regarding the Supporting Statement.**

The "whereas" clauses of the Proposal include the statement that

> The Board may be required to establish a separate risk committee pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, under which the Board of Governors of the Federal Reserve must require such committees at publicly traded nonbank financial companies with consolidated assets in excess of $10 Billion, and may do so at firms with less than $10 billion in assets.

As the company notes, the language of this paragraph erroneously blends two different requirements of the Act requirements applicable to bank holding companies (subject to the financial thresholds) and requirements applicable to other nonbank financial companies which may be required to form a risk committee upon determination by the Financial Stability Oversight Council that such company "could pose a threat to the financial stability of the United States."

The applicability of the bank holding company requirements of the Act to Western Union appears unlikely because, as the Company has noted in its 10-K for 2009, the company is not currently considered a Bank Holding Company for purposes of the US Bank Holding Company Act because it only holds banks outside of the US.[6] However, the fact that Western Union actually engages in banking, just not within the US, could easily increase the likelihood of federal scrutiny of financial risks associated with its operations, including the need for and oversight committee on risk.

Thus, we agree that the threshold amounts included in the Proposal are not applicable to Western Union unless it should be found to be (or become) a bank holding company under US law. Therefore, we agree with the company's suggestion to remove the potentially misleading language in the whereas clauses. We suggest striking the second half of the paragraph so that the paragraph would read:

> The Board may be required to establish a separate risk committee pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Or alternatively, if the Staff should conclude is necessary, we are also willing to strike that entire paragraph.

---

[6] The Company's Form 10-K for 2009 notes:

> Western Union International Bank operates under a banking license granted by the Austrian Financial Market Authority ("FMA"), allowing the bank to offer a range of financial services in the 27 member states of the EU and the 3 additional states of the European Economic Area. The banking license subjects our bank to the Austrian Banking Act regulation by the FMA and the Austrian National Bank. The bank also is subject to regulation, examination and supervision by the New York State Banking Department (the "Banking Department"), which has regulatory authority over our subsidiary that holds all interest in the bank, a limited liability investment company organized under Article XII of the New York Banking Law. An Agreement of Supervision with the Banking Department imposes various regulatory requirements including operational limitations, capital requirements, affiliate transaction limitations, and notice and reporting requirements. Banking Department approval is required under the New York Banking Law and the Agreement of Supervision prior to any change in control of the Article XII investment company.
>
> Since Western Union International Bank does not operate any banking offices in the United States and does not conduct business in the United States except as may be incidental to its activities outside the United States, our Company's affiliation with Western Union International Bank does not cause it to be subject to the provisions of the Bank Holding Company Act.

Elsewhere in the Company's form 10K, in its discussion of risk factors, the Company noted that

.....although we are not a bank holding company for purposes of United States law or the law of any other jurisdiction, as a global provider of payments services and in light of the changing regulatory environment in various jurisdictions, we could become subject to new capital requirements introduced or imposed by our regulators that could require us to issue securities that would qualify as Tier 1 regulatory capital under the Basel Committee accords or retain earnings over a period of time. Any of these requirements could adversely affect our business, financial position and results of operations.

Conclusion

As demonstrated above, the Proposal is not excludable under the asserted rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. The proponent is willing to revise the Whereas Clauses to address the company's concerns regarding misleading statements. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Julie N. W. Goodridge, NorthStar Asset Management Funded Pension Plan
Sarah Kilgore, The Western Union Company sarahkilgore@westernunion.com

Exhibit A
Text of the Proposal

Risk Oversight Committee

WHEREAS:
Our Company's SEC form10-K issued February 2010 identified a multitude of risks to shareholders, including:

- Deterioration of consumer confidence in our business providers;
- Consumer advocacy groups or governmental agencies could identify our migrant customers as disadvantaged and entitled to protection, enhanced consumer disclosure, or other different treatment;
- Poor economic and global financial conditions could result in fewer customers making payments to billers;
- Interruptions in migration patterns and declines in job opportunities for migrants will reduce money transfers initiated;
- Our customers tend to have jobs that are more significantly impacted by current economic condition;
- Competition may increase from other money transfer providers, including where exclusive arrangements for Western Union agents are terminated. Certain institutions and NGOs advocate against these exclusive arrangements. So far, several countries (in Commonwealth of Independent States, Africa and South Asia) prohibit exclusive arrangements with money transfer agents in those countries.

These and other risks could negatively impact our Company's reputation and operations, including customer satisfaction and loyalty, our distribution network, market share, revenue, legal action, competitive position, and ability of our customers to pay;

Because Western Union's customers are mostly urban and poor, a typical remitter spends a full week's wages just paying for his/her annual transaction costs. With this population in mind, we must remember that brand reputation, transaction cost, and accessibility remain vital to our customer base;

Western Union has faced numerous lawsuits alleging predatory fees and unfair exchange rates, costing millions of shareholder dollars on settlements.

Our Board Audit Committee has nearly 40 different duties, including appointing the accounting firm to independently audit the Company, and overseeing that firm's services. The Audit Committee is also charged with "discussing with management, internal auditors and the independent auditor their assessment of the Company's major financial risk exposures and the steps that have been taken to monitor and control such exposures."

The Board may be required to establish a separate risk committee pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, under which the Board of Governors of the Federal Reserve must require such committees at publicly traded nonbank financial companies with consolidated assets in excess of $10 Billion, and may do so at firms with less



January 11, 2011

Via Email to shareholderproposals@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Corporation
100 F Street, NE
Washington, D.C. 20549

Re: The Western Union Company - Shareholder Proposal submitted by NorthStar Asset Management Funded Pension Plan

Ladies and Gentlemen:

This letter is submitted by The Western Union Company, a Delaware corporation ("Western Union" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of Western Union's intention to exclude from its proxy materials for its 2011 Annual Meeting of Shareholders (the "Annual Meeting") a shareholder proposal and supporting statement (the "Supporting Statement" and together with such shareholder proposal "the Proposal") submitted by NorthStar Asset Management Funded Pension Plan (the "Proponent") and received by Western Union on November 30, 2010. Western Union requests confirmation that the Staff (the "Staff") of the Division of Corporation Finance will not recommend that enforcement action be taken if Western Union excludes the Proposal from its Annual Meeting proxy materials for the reasons set forth below.

The resolution of the Proposal states as follows:

> "RESOLVED: Shareholders request that the company form a risk committee of the Board of Directors, for oversight of risk management. Such committee should periodically report to shareholders, omitting confidential information and at reasonable cost, describing the company's approach to monitoring and control of potentially material risk exposures, including those identified in the 10-K."

Western Union intends to file its definitive proxy materials for the Annual Meeting on or about April 5, 2011. This letter is being submitted via email as contemplated by Staff Legal Bulletin No. 14D. A copy of this letter and its exhibits has been sent to the Proponent. The exhibits include copies of all correspondence with the Proponent.

Sarah J. Kilgore, Associate General Counsel | 12500 E. Belford Ave., M21A2 | Englewood, CO 80112 | Phone: 720-332-5683 | sarah.kilgore@westernunion.com

Discussion

A. The Proposal may be excluded under Rule 14a-8(i)(7) because it relates to Western Union's ordinary business operations.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it pertains to matters directly relating to Western Union's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission explained that the central purpose of the ordinary business operations exclusion contained in Rule 14a-8(i)(7) is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

In determining whether a proposal is excludable under this rule, the Commission considers two rationales. The first is whether the proposal deals with matters "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See Exchange Act Release No. 34-40018 (May 21, 1998). The second consideration is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. *Id.* When a proposal, like this Proposal, requests formation of a committee or preparation of a report, the Commission has also stated that it will look to the subject matter of the committee or report in order to determine whether the proposal involves a matter of ordinary business under Rule 14a-8(i)(7). Exchange Act Release No. 34-20091 (August 16, 1983).

The Proposal calls for a newly-formed committee of Western Union's board to oversee Western Union's risk management activities and to periodically report to shareholders regarding the company's approach to monitoring and control of "potentially material risk exposures." As discussed below, the Proposal contains items of ordinary business for Western Union and, as a result, may be excluded pursuant to Rule 14a-8(i)(7).

1. This is not a Proposal which merely seeks changes to the organization of the board of directors.

Western Union is mindful that, in its Staff Legal Bulletin 14E ("SLB 14E"), the Staff noted that:

> "...there is widespread recognition that the board's role in the oversight of a company's management of risk is a significant policy matter regarding the governance of the corporation. In light of this recognition, a proposal that focuses on the board's role in the oversight of a company's management of risk may transcend the day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote."

Whether or not board structure is a "significant policy matter," this Proposal would go well beyond whatever is contemplated by the above-quoted excerpt from SLB 14E. Indeed, the Proposal requests that a newly-formed committee be charged with overseeing all of the Company's risk management activities and, in connection with such evaluation, periodically issue reports to the Company's shareholders regarding "any potentially material risk exposures" of the Company. It is worth emphasizing the breadth of the inquiry that would be necessary in order to issue a report regarding any "potentially" material risk exposures. A report regarding any "potentially material" risk exposure would necessarily require the evaluation and description of a great many risks, not all of which the Board believed to be actually material to the Company. Western Union operates a global money transfer network through a network of over 400,000 agent locations in more than 200 countries and territories. Through this business, Western Union is exposed to a multitude of business, legal and other risks, ranging from the relatively small risk resulting from a minor water pipe burst in an office building to the risk that a government entity could pass legislation or withdraw the Company's license that would prevent the Company from offering services in its jurisdiction. Any attempt to identify all "potentially material" risks would include identification, assessment and reporting of a broad range of risks, many of which are not in any way material to Western Union or significant to its shareholders. Surely it is not the case that all potentially material risks transcend "ordinary business operations." The Proposal, however, makes no effective distinction between types of risk. Because nearly every type of risk is "potentially material," the Proposal reaches too broadly and encompasses matters that are "ordinary business operations."

Where a Proposal relates to matters that are "ordinary business" and those that are not, the Staff has not hesitated to permit exclusion of an entire proposal on the basis of Rule 14a-8(i)(7). *AltiGen Communications, Inc.* (November 16, 2006); *General Electric Co.* (February 10, 2000); *Wal-Mart Stores, Inc.* (March 15, 1999). Here, even if some portion of the Proposal would relate to risks that are significant and material, a significant portion would relate to those that are not. As a result, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

2. <u>An allocation of duties between committees is an item of ordinary business for Western Union.</u>

Western Union agrees with the Proponent that oversight of the risks facing a company is an important matter warranting the attention of Western Union's directors. For this reason, Western Union's board of directors regularly devotes time during its meetings to review and discuss management's assessment of the significant risks facing the Company. The board has also delegated risk oversight authority to each of its committees—the Audit Committee, the Corporate Governance and Public Policy Committee and the Compensation and Benefits Committee. Consistent with the New York Stock Exchange listing standards, to which the Company is subject, the Audit Committee bears responsibility for oversight of the Company's policies with respect to risk assessment and risk management and must discuss with Company management the major financial risk exposures facing the Company and the steps the Company has taken to monitor and control such exposures. The Audit Committee is also responsible for the oversight of the Company's compliance with legal and regulatory requirements, which represent many of the most significant risks the Company faces. In light of the breadth and number of responsibilities that the Audit Committee must oversee, and the importance of the evaluation and management of risk related to Company's compliance programs and policies relating to anti-money laundering laws, including investigations or other matters that may arise in relation to such laws, the board delegated oversight of those risks to the Corporate Governance and Public Policy Committee. The Compensation and Benefits Committee oversees the management of risks relating to the Company's compensation practices and programs.

As a result, it should be apparent that the Company recognizes the importance of the board's role and structure in connection with oversight of the Company's management of risk and generally agrees with the Commission's recent statement in Staff Legal Bulletin 14E that the "board's role in the oversight of a company's management of risk may transcend the day-to-day matters of a company." However, Western Union believes that it is essential that the board have the discretion to determine how best to implement and allocate the risk oversight role between the full board of directors and its appropriate committees. The board is in the best position to evaluate the most effective and efficient means to do this.

The allocation of those responsibilities is an item of ordinary business. On a regular basis, members of Western Union's Corporate Governance and Public Policy Committee, in consultation with Western Union's Board of Directors, discuss the allocation of duties among various committees. Indeed, under the rules of the New York Stock Exchange, the Corporate Governance and Public Policy Committee is required to review the committee charters of each committee of Western Union's board on an annual basis. A discussion of the duties of each committee is undertaken in connection with that review.

That review can result in a reallocation of duties among committees of the Board. This allocation is a matter requiring judgment, as it encompasses considerations as diverse as the expertise of Company directors assigned to a particular committee, the anticipated workload of a committee during a given year, and the ability of a committee to achieve synergies by considering matters with which it already has familiarity. For example, Western Union's board of directors determined that oversight of risks related to the Company's compliance programs and policies relating to anti-money laundering laws, typically the province of the Audit Committee, should be assigned to the Corporate Governance and Public Policy Committee because of the significance of the risks to the business and the time required to evaluate and consider these matters. Shareholders are not in a position to "micro-manage" such considerations.

The Board's role in oversight of the Company's management of risk may very well be a question that does not involve ordinary business operations. That is not the subject, however, of the Proposal. The subject of the Proposal is the allocation across committees of the responsibility for risk oversight. That is, for the reasons stated above, very much a matter of ordinary business operations.

B. The Proposal requires revision under Rule 14a-8(i)(3) because portions of the Supporting Statement contain misleading statements.

If the Staff does not concur that the Proposal may be excluded in its entirety, the Company requests that the Staff allow a portion of the supporting statement contained in the Proposal (the "Supporting Statement") to be excluded from the Proposal because it is materially misleading in violation of Rule 14a-9. The Staff has stated that exclusion of portions of a proposal or a supporting statement is appropriate under Rule 14a-8(i)(3) if "the company demonstrates objectively that a factual statement is materially false or misleading." *Staff Legal Bulletin No. 14B* (September 15, 2004). The Supporting Statement includes information that is materially misleading and therefore should be excluded under Rule 14a-8(i)(3).

The Supporting Statement includes the following statement:

> "The Board may be required to establish a separate risk committee pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, under which the Board of Governors of the Federal Reserve must require such committees at publicly traded nonbank financial companies with consolidated assets in excess of $10 Billion, and may do so at firms with less than $10 billion in assets."

This statement is objectively and materially false and misleading. Section 165(h) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") discusses the formation of a "risk committee" of a company's board of directors. Pub. L. No. 111-203, § 165(h), 124 Stat. 1376, 1423 (2010). Under that section, the Board of Governors of the Federal Reserve System (the "Board of Governors") is contemplated to require institutions to establish a risk committee in only two circumstances. First, in the case of entities that are "bank holding companies" under U.S. law, the Board of Governors shall require "each bank holding company that is a publicly traded company and that has total consolidated assets of not less than $10,000,000,000 to establish a risk committee." *Id.* (Emphasis added.) In the case of publicly traded bank holding companies with less than $10,000,000,000 in total consolidated assets, the Board of Governors may, but need not, require the formation of a risk committee. (Emphasis added.) *See Id.* Western Union is not a "bank holding company" under federal law, so neither of these provisions apply on their face. Second, in the case of "nonbank financial compan[ies]", the Dodd-Frank Act provides that the Board of Governors may require such companies to form a risk committee only upon the determination by the Financial Stability Oversight Council (an umbrella organization of federal regulators) that the nonbank financial company "could pose a threat to the financial stability of the United States." Pub. L. No. 111-203, §§ 113 and 165(h), 124 Stat. 1376 (2010).

As a result, the portion of the Supporting Statement quoted above is objectively and materially false and misleading because although it purports to discuss the provisions of the Dodd-Frank Act applicable to "publicly traded nonbank financial companies", it instead incorrectly refers to the standards applicable to bank holding companies. Moreover, the Supporting Statement is objectively and materially false and misleading because it implies that Western Union is among those "nonbank financial companies" which the Board of Governors may require to maintain a risk committee. However, as noted above, the Dodd-Frank Act requires a nonbank financial company to maintain a risk committee of its board of directors only after it has been notified that it is among those companies that, although not banking institutions, are so systemically important that they "could pose a threat to the financial stability of the United States." Western Union has not been notified that it is such a company. Indeed, the Financial Stability Oversight Council has not yet even published the regulations pursuant to which it would make such a designation.

As a result, this portion of the Supporting Statement is materially misleading and should be excluded under Rule 14a-8(i)(3).

Conclusion

Based on the foregoing, I request your concurrence that the proposal may be omitted from Western Union's Annual Meeting proxy materials. If you have questions regarding this request or desire additional information, please contact me at (720) 332-5683. Any communication by the Staff may be sent by facsimile to the undersigned at (720) 332-3840. As noted in the cover letter to the Proposal, the Proponent may be reached by facsimile at (617) 522-3165.

Very truly yours,



Sarah J. Kilgore
Associate General Counsel

Attachments

Cc: NorthStar Asset Management Funded Pension Plan

EXHIBIT



SOCIALLY
RESPONSIBLE
PORTFOLIO
MANAGEMENT

November 29, 2010

NOV 30 2010

David L. Schlapbach
Corporate Secretary
The Western Union Company
12500 East Belford Avenue
Mailstop M21A2
Englewood, Colorado 80112

Dear Mr. Schlapbach:

Considering the great number and vast diversity of the corporate risks faced by Western Union, we are concerned about our Company's ability to manage these risks efficiently using the current committee structure.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of more than $2,000 worth of shares of Western Union common stock held for more than one year, the NorthStar Asset Management Funded Pension Plan is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors create a Risk Oversight Committee to function separately from the Audit Committee.

As required by Rule 14a-8, the NorthStar Asset Management Funded Pension Plan has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. I or my appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from Western Union to create a separate risk governance committee will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of our Company and its shareholders.

Sincerely,



Julie N.W. Goodridge
President

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Risk Oversight Committee

WHEREAS:
Our Company's SEC form10-K issued February 2010 identified a multitude of risks to shareholders, including:

- Deterioration of consumer confidence in our business providers;
- Consumer advocacy groups or governmental agencies could identify our migrant customers as disadvantaged and entitled to protection, enhanced consumer disclosure, or other different treatment;
- Poor economic and global financial conditions could result in fewer customers making payments to billers;
- Interruptions in migration patterns and declines in job opportunities for migrants will reduce money transfers initiated;
- Our customers tend to have jobs that are more significantly impacted by current economic condition;
- Competition may increase from other money transfer providers, including where exclusive arrangements for Western Union agents are terminated. Certain institutions and NGOs advocate against these exclusive arrangements. So far, several countries (in Commonwealth of Independent States, Africa and South Asia) prohibit exclusive arrangements with money transfer agents in those countries.

These and other risks could negatively impact our Company's reputation and operations, including customer satisfaction and loyalty, our distribution network, market share, revenue, legal action, competitive position, and ability of our customers to pay;

Because Western Union's customers are mostly urban and poor, a typical remitter spends a full week's wages just paying for his/her annual transaction costs. With this population in mind, we must remember that brand reputation, transaction cost, and accessibility remain vital to our customer base;

Western Union has faced numerous lawsuits alleging predatory fees and unfair exchange rates, costing millions of shareholder dollars on settlements.

Our Board Audit Committee has nearly 40 different duties, including appointing the accounting firm to independently audit the Company, and overseeing that firm's services. The Audit Committee is also charged with "discussing with management, internal auditors and the independent auditor their assessment of the Company's major financial risk exposures and the steps that have been taken to monitor and control such exposures."

The Board may be required to establish a separate risk committee pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, under which the Board of Governors of the Federal Reserve must require such committees at publicly traded nonbank financial companies with consolidated assets in excess of $10 Billion, and may do so at firms with less than $10 billion in assets.

RESOLVED: Shareholders request that the company establish a risk committee of the Board of Directors, for oversight of risk management. Such committee should periodically report to shareholders, omitting confidential information and at reasonable cost, describing the company's approach to monitoring and control of potentially material risk exposures, including those identified in the 10-K.

SUPPORTING STATEMENT: Proponents recommend that in describing the company's approach to risk management, risk committee reports should describe concisely whether an identified risk category (e.g. risks to customer base, fee structure, community and customer good will, growing competition) is being addressed through risk avoidance, reduction, sharing (such as insurance), or acceptance.



December 7, 2010

VIA FEDERAL EXPRESS

Julie N.W. Goodridge
Northstar Asset Management, Inc.
PO Box 301840
Boston, Massachusetts 02130

Dear Ms. Goodridge,

On November 30, 2010, The Western Union Company (the "Company") received a letter, dated November 29, 2010, from you (the "Letter"). Included with the Letter was a proposal (the "Proposal"), apparently submitted by you on behalf of NorthStar Asset Management Funded Pension Plan (the "Proponent"), intended for inclusion in the Company's next proxy statement (the "2011 Proxy Materials") for its 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that in order to be eligible to submit a proposal a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

Our records indicate that the Proponent is not a registered holder of the Company's common stock. Under Rule 14a-8(b), the Proponent must therefore prove its eligibility to submit a proposal in one of two ways: (i) submitting to the Company a written statement from the "record" holder of the Proponent's common stock (usually a broker or bank) verifying that the Proponent has continuously held the requisite number of shares of common stock since at least November 30, 2009 (i.e., the date that is one year prior to the date on which the Proponent submitted the Proposal); or (ii) submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by the Proponent with the Securities and Exchange Commission that demonstrates its ownership of the requisite number of shares as of or before November 30, 2009, along with a written statement that (i) it has owned such shares for the one-year period prior to the date of the statement and (ii) it intends to continue ownership of the shares through the date of the 2011 Annual Meeting. The Proponent has not yet submitted evidence establishing that it has satisfied these eligibility requirements.

We also note that although the Letter was sent by you on the letterhead of NorthStar Asset Management, Inc., it nevertheless states that the Proposal is submitted by the Proponent.

Sarah J. Kilgore, Associate General Counsel | 12500 E. Belford Ave., M21A2 | Englewood, CO 80112 | Phone: 720-332-5683 | sarah.kilgore@westernunion.com

The Letter, however, does not anywhere provide evidence that NorthStar Asset Management, Inc. has authority to act on behalf of the Proponent in connection with the submission of the Proposal.

Unless we receive evidence in respect of each of the matters referenced above, we intend to exclude the Proposal from the 2011 Proxy Materials. Please note that if the Proponent intends to submit any such evidence, it must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

If you have any questions concerning the above, please do not hesitate to contact me at (720) 332-5683.

Very truly yours,



Sarah J. Kilgore
Senior Vice President and Associate General Counsel

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY
RESPONSIBLE
PORTFOLIO
MANAGEMENT

DEC 13 2010

December 10, 2010

Sarah J. Kilgore
Senior Vice President and Associate General Counsel
The Western Union Company
12500 East Belford Avenue
Englewood, CO 80112

Dear Ms. Kilgore:

Thank you for your letter dated December 7, 2010 in response to our shareholder proposal filed on November 29, 2010. Enclosed, please find a letter from our brokerage, MorganStanley SmithBarney, verifying that the NorthStar Funded Pension Plan has held the requisite amount of stock in Western Union Company for more than one year prior to filing the shareholder proposal. As previously stated, we intend to continue to hold these shares through the next shareholder meeting.

Additionally, please use this letter as verification that as President of NorthStar Asset Management, Inc., I am also the trustee of the NorthStar Asset Management, Inc. Funded Pension Plan and did duly authorize the proposal submitted to Western Union entitled "Risk Oversight Committee," filed on November 29, 2010.

Sincerely,



Julie N.W. Goodridge
President and Trustee

Enclosure

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

35 Village Road, Suite 601
PO Box 766
Middleton, MA 01949
tel 978 739 9600
fax 978 739 9650
toll free 800 730 3326

MorganStanley
SmithBarney

December 7, 2010

David L. Schlapbach
Corporate Secretary
The Western Union Company
12500 East Belford Avenue
Mailstop M21A2
Englewood, Colorado 80112

Dear Mr. Schlapbach:

Morgan Stanley Smith Barney acts as the custodian for the NorthStar Asset Management, Inc. Funded Pension Plan. As of November 29, 2010, the NorthStar Funded Pension Plan held 291 shares of Western Union common stock valued at $5,197.26. Morgan Stanley Smith Barney has continuously held these shares on behalf of the NorthStar Asset Management Funded Pension Plan since November 29, 2009 and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting.

Sincerely,



Donna K. Colahan, CRPS®, CLTC
Vice President
Financial Advisor
The Colahan/Calderara Group